                                    EXHIBIT 1


         Pursuant to Rule 13D-1(k)(1), Jane R. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, Raymond J. Roberts, Robert J. McGinley, Margaret
J. McGinley and James W. McGinley agree that this Schedule is filed on behalf of each of them.

                                    EXHIBIT 1

                                    AGREEMENT


         This AGREEMENT (the "Agreement"), dated as of August 19, 2002, is made by and among Methode Electronics, Inc., a Delaware corporation (the "Company"); Marital Trust No. 1 and Marital Trust No. 2 each created under the William J. McGinley Trust (the "Trusts"); Jane R. McGinley, Margaret J. McGinley, James W. McGinley, and Robert J. McGinley (individually, a "Stockholder" and collectively with the Trusts, the "Stockholders").

                                    RECITALS:


         WHEREAS, a special committee (the "Special Committee") of the Company's board of directors has authorized the Company to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's Class B common stock, par value $0.50 per share (the "Class B Stock"), at a price of no less than $20 per share net to the seller in cash, subject to adjustment as provided in Section 8(e) hereof (the "Offer Price");

         WHEREAS, the Stockholders are the record and beneficial owners of those shares of Class B Stock set forth opposite the Stockholder's name on Exhibit A attached hereto (as may be adjusted from time to time pursuant to Section 8(e) hereof, the "Subject Shares"); and

         WHEREAS, as a condition to its willingness to make the Offer, the Company, as authorized by the Special Committee has required that the Stockholders enter into this Agreement; and as an inducement to the Company to make the Offer, the Stockholders have agreed to enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

         Section 1.    THE OFFER.

         (a) Subject to terms and conditions hereof, the Company agrees to commence the Offer as promptly as practicable, and in any event within ten (10) business days, after the Company's receipt of the Supplemental Ruling (as defined in Section 5(a) below). The Company's obligations to accept for payment and to pay for shares of Class B Stock validly tendered pursuant to the Offer on or prior to the expiration of the Offer and not withdrawn shall be subject only to (i) there being validly tendered and not withdrawn prior to the final expiration of the Offer that number of shares of Class B Stock such that the total number of shares of Class B Stock outstanding after the completion of the Offer would be less than 100,000 shares (the "Minimum Condition") and (ii) the other conditions set forth in Exhibit B hereto.

         (b) The Company expressly reserves the right to modify the terms of the Offer, except that the Company shall not: (i) decrease the Offer Price,
(ii) change the form of consideration

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                                                                 Page 16 of 27

payable in the Offer, or (iii) impose additional conditions or modify any of the conditions set forth in Exhibit B hereto in any manner adverse to the holders of shares of Class B Stock.

         (c) Except as prohibited by law, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the Chicago, Illinois office of Lord, Bissell & Brook at 10:00 a.m. on the first business day immediately following the expiration of the Offer. Except as prohibited by law, at the Closing, the Company shall pay for the Subject Shares validly tendered by wire transfer in immediately available funds to accounts designated in writing by the Stockholders at least five (5) business days prior to the Closing.

         Section 2.   AGREEMENTS OF THE STOCKHOLDERS.

         (a) AGREEMENT TO TENDER. Each Stockholder hereby agrees to (i) validly tender promptly, and in any event no later than the tenth business day following the commencement of the Offer, or if the Stockholder has not received the offering materials by such time, within two business days following receipt of such materials, pursuant to the Offer and (ii) not withdraw any of the Subject Shares. Each Stockholder shall receive the same offer price received by the other stockholders of the Company in the Offer with respect to the shares of Class B Stock tendered by it. The Company's obligation to accept for payment and pay for the shares of Class B Stock tendered in the Offer pursuant to this Agreement shall be subject to all the terms and conditions of the Offer and this Agreement.

         (b) STOCKHOLDER INFORMATION. Each Stockholder hereby agrees to permit the Company to publish and disclose in the Offer documents its identity and ownership of shares of Class B Stock and the nature of its commitments, arrangements and understandings under this Agreement. Each Stockholder and its counsel shall be given a reasonable opportunity to review and comment on the Offer documents before the filing thereof with the Securities and Exchange Commission (the "SEC").

         (c) NO INCONSISTENT AGREEMENTS. Except as contemplated by this Agreement, each Stockholder shall not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to the Subject Shares that is inconsistent with this Agreement or otherwise take any other action that would in any way restrict, limit, interfere with or frustrate the performance of its obligations hereunder or the transactions contemplated hereby or the completion of the transactions contemplated hereby.

         (d) NO TRANSFER OF SUBJECT SHARES. Each Stockholder agrees not to transfer (except as otherwise provided herein) record ownership or beneficial ownership (or both) of any Subject Shares or any interest therein, without the Company's prior written consent. For the purposes of this Agreement, the term "transfer" and the like means any sale, assignment, grant, transfer, gift, pledge, creation of a lien or other disposition of any Subject Shares or any interest of any nature therein. At the Company's request, each Stockholder shall present to the Company the stock certificates representing its Shares for placing an appropriate legend concerning the restrictions on transfer imposed hereby.

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                                                                 Page 17 of 27

         (e) NO SOLICITATION. Except in an authorized capacity as a director of the Company or in the performance of duties as a director of the Company, each Stockholder agrees that it shall not, nor shall it authorize or knowingly permit any of its advisors or representatives to, (i) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal to sell or otherwise transfer any of the Subject Shares, or (ii) solicit, initiate or knowingly facilitate or encourage any tender or exchange offer involving the Company or its capital stock or any proposal for, or indication of interest in a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

         (f) ALTERNATIVE TRANSACTION STRUCTURE. In the event that the Offer is not completed prior to the End Date as a result of the failure to satisfy the Minimum Condition, the Stockholders agree to cooperate with the Company and support an alternative transaction structure so long as such alternative transaction would be consummated no later than the End Date and the Stockholders would receive cash consideration equal to the Offer Price. Such cooperation and support would include, without limitation, voting in favor of a merger transaction in which the holders of the Class B Common Stock would receive cash consideration equal to the Offer Price.

         Section 3.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

         In order to induce the Stockholders to enter into this Agreement, the Company hereby represents and warrants to each Stockholder as follows:

         (a) CORPORATE POWER AND AUTHORITY. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by each Stockholder) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

         (b) CAPITALIZATION. As of the date of this Agreement, the Company's authorized capital stock consists solely of (i) 50,000 shares of Series A, junior participating preferred stock, par value $100 per share (the "Preferred Stock"), (ii) 100,000,000 shares of Class A common stock, par value $0.50 per share (the "Class A Stock"), and (iii) 5,000,000 shares of Class B Stock. As of July 24, 2002, (i) no shares of Preferred Stock were issued and outstanding,
(ii) 35,076,819 shares of Class A Stock were issued and outstanding, and (iii) 1,087,317 shares of Class B Stock were issued and outstanding.

         (c) CONFLICTS; CONSENTS AND APPROVALS. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default under, the Company's Restated Certificate of Incorporation, as amended, or By-laws; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any encumbrance upon any of the Company's properties or assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which the Company is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company; or (iv) other than the required filings with the SEC, require any action or consent or approval of, or review by, or registration or material filing by the Company with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority, except, with respect to clauses (ii), (iii) and (iv), as would not have a material adverse effect on the Company.

         (d) LITIGATION. As of the date hereof, to the Company's knowledge, there are no actions, suits or proceedings pending against the Company (or any of its properties, rights or franchises), at law or in equity, or before any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other governmental authority or any arbitrator or arbitration tribunal, that would reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

         Section 4.   REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS.

         In order to induce the Company to enter into this Agreement, each Stockholder represents and warrants to the Company as follows:

         (a) TITLE TO SUBJECT SHARES. Each Stockholder is the record and/or beneficial owner of the Subject Shares listed opposite such Stockholder's name on Exhibit A hereto and has full and unrestricted power to dispose of and to vote such Subject Shares. The Subject Shares and the certificates representing the Subject Shares are now and at all times during the term hereof will be held by each Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, adverse claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (including any contractual restriction on the right to vote, sell or otherwise dispose of such Subject Shares), except for any such encumbrances or proxies arising hereunder.

         (b) AUTHORITY. Each Stockholder has the necessary and sufficient right and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by it has been duly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by each Stockholder and (assuming due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of each such Stockholder, enforceable against it in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

         (c) CONFLICTS; CONSENTS AND APPROVALS. With respect to each Stockholder, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not: (i) conflict with, or result in a breach of any provision of or, constitute a default under, its trust agreement, if applicable; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which it is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it; or (iv) require any action or consent or approval of, or review by, or registration or material filing by it with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority except, with respect to clauses (ii), (iii) and (iv), as would not have a material adverse effect on such Stockholder.

         (d) LITIGATION. As of the date hereof, to the knowledge of each Stockholder, there are no actions, suits or proceedings pending against such Stockholder (or any of its properties, rights or franchises), at law or in equity, or before any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other governmental authority or any arbitrator or arbitration tribunal, that would reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

         (e) ADEQUATE ACCESS. Each Stockholder acknowledges that the Company has provided it with adequate access to financial and other information concerning the Company and that it has been afforded the opportunity to ask such questions and receive such other information from Company representatives as it deems necessary in order to evaluate whether to enter into this Agreement.

         Section 5.   ADDITIONAL COVENANTS.

         (a) SUPPLEMENTAL IRS PRIVATE LETTER RULING. The Company shall use its reasonable efforts to promptly apply for and obtain a supplemental private letter ruling from the Internal Revenue Service ("IRS") that the Offer and the transactions contemplated by this Agreement will not adversely affect the Company's ability to rely on the private letter ruling received by the Company from the IRS with respect to its distribution of shares of Stratos Lightwave, Inc. to its stockholders in April 2001 (the "Supplemental Ruling"). The Company agrees to promptly notify the Stockholders in writing if it determines that it will be unable to obtain the Supplemental Ruling.

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                                                                 Page 20 of 27

         (b) HORIZON LOAN. Within two (2) business days after their receipt of the proceeds of the sale of its shares of Class B Stock pursuant to the Offer, the Trusts shall cause Horizon Farms Inc. ("Horizon") to repay in full the principal amount and all accrued interest due under that certain Promissory Note dated April 15, 2001 between the Company and Horizon in the principal amount of $6 million.

         (c) DIRECTOR RESIGNATIONS. Prior to the completion of the Offer, the Trusts shall use its reasonable best efforts to cause James W. McGinley and Roy Van Cleave to resign from the Company's board of directors or, at the Company's request, shall take all lawful action, including the execution and delivery of a written consent, to remove such directors, in each case, effective as of receipt of the Offer Price for the Subject Shares by the Stockholders at the Closing.

         Section 6.    CONDITIONS PRECEDENT.

         (a) CONDITIONS TO THE COMPANY'S OBLIGATIONS. The obligations of the Company to complete the Offer shall be subject to the satisfaction of the conditions set forth on Exhibit B hereto.

         (b) CONDITIONS TO THE STOCKHOLDERS' OBLIGATIONS. The obligations of each Stockholder under this Agreement shall be subject to the condition that no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the Stockholders from tendering the Subject Shares pursuant to the Offer or otherwise performing its obligations under this Agreement shall be in effect; provided, however, that the Stockholders shall use reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

         Section 7.    TERMINATION.

         (a) TERMINATION. Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the completion of the Offer:

                  (i) By mutual written consent of the Company (as approved by the Special Committee) and the Trusts;

                  (ii) By the Company if any of the conditions set forth in
         Section 6(a) shall not have been satisfied, and shall not have been waived by the Company (as approved by the Special Committee);

                  (iii) By the Trusts if the condition set forth in Section 6(b) shall not have been satisfied, and shall not have been waived by the Trusts; or

                  (iv) By the Company or the Trusts if the Offer has not been completed by the Company on or prior to March 31, 2003 (the "End Date");

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                                                                 Page 21 of 27

provided, however, that the right to terminate this Agreement under clauses,
(ii), (iii) and (iv) above shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Offer to be completed prior to such date.

         (b) NOTICE OF TERMINATION. In the event of termination by the Company or the Trusts pursuant to this Section 7, written notice thereof shall forthwith be given to the other party or parties and the transactions contemplated by this Agreement shall be terminated, without further action by any party.

         (c) TERMINATION FEE. In the event that this Agreement is terminated by the Company pursuant to Section 7(a)(ii) due to the fact that an event or circumstance described in Subsection (b) of Exhibit B hereto has occurred, then, in such event, the Company shall pay to the Stockholders (in proportion to the number of shares of Class B Stock held by each as described on Exhibit A hereto) within five (5) business days after such termination a fee of U.S.$400,000 in the aggregate, which amount shall be payable in immediately available funds.

         (d) EFFECT OF TERMINATION. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 7, this Agreement shall become void and of no further force and effect except as provided in Section 7(c) above. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

         Section 8.    OTHER PROVISIONS.

         (a) COUNTERPARTS. This Agreement may be executed via facsimile or original signatures in any number of counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

         (b) ENTIRE AGREEMENT. This Agreement (including the exhibits attached hereto) constitutes the entire agreement among the parties and supersedes all prior agreements, understandings, arrangements or representations by or among the parties, written and oral, with respect to the subject matter hereof.

         (c) THIRD PARTY BENEFICIARIES. Nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

         (d) SPECIFIC PERFORMANCE. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance and injunctive and other equitable relief.

         (e) CERTAIN EVENTS. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting

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                                                                 Page 22 of 27

shares of Class B Stock, the number of Subject Shares and the Offer Price shall be adjusted appropriately.

         (f) AMENDMENT. This Agreement may not be altered, amended or supplemented except by an agreement in writing signed by each of the parties hereto and, in the case of the Company, approved by the Special Committee.

         (g) NOTICES. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by fax or like transmission and on the next business day when sent by Federal Express or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to the Company:        Methode Electronics, Inc.
                                            7401 West Wilson Avenue
                                            Chicago, Illinois 60706-4548
                                            Attention: Chief Executive Officer
                                            Fax: (708) 867-3288
                                            Tel: (708) 867-6777

         with copies to:   Morris, Nichols, Arsht & Tunnell
                                            1201 North Market Street
                                            Wilmington, Delaware 19801
                                            Attn:  John F. Johnston, Esq.
                                            Fax: (302) 425-4678
                                            Tel: (302) 575-7203

         If to the Stockholders:   c/o James W. McGinley
                                            7444 West Wilson Avenue
                                            Chicago, Illinois 60706-4548
                                            Fax: (708) 867-5884
                                            Tel: (708) 867-9600

         with a copy to:   Roy Van Cleave, Esq.
                                            65 W. Jackson Blvd
                                            Chicago, Illinois 60604-3598
                                            Fax: (312) 354-8354
                                            Tel: (312) 720-5408

         (h) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

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                                                                 Page 23 of 27

         (i) FEES AND EXPENSES. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be the responsibility of and shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.

         (j) PUBLIC ANNOUNCEMENTS. The Company and the Trusts agree to consult with each other before issuing any press release or making any other public announcement with respect to this Agreement, except as may be required by applicable law or the Company's listing agreement with Nasdaq.

         (k) FURTHER ASSURANCES. From time to time, at the other party's request and without consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         (l) HEADINGS. All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

         (m) GOVERNING LAW; CONSENT TO JURISDICTION. This Agreement shall be governed by the laws of the State of Illinois, without giving effect to the conflict of laws principles thereof. Each party irrevocably and unconditionally consents to submit to the non-exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding in the courts of the State of Delaware or of the United States of America, in each case located in the State of Delaware, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any action or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereby irrevocably waives any right it may have to personal service of summons, complaint, or other process in connection with any proceeding commenced in any such court and agrees that service may be made by registered or certified mail addressed to such party and sent in accordance with the provisions of Section 8(g) hereof.

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                                                                 Page 24 of 27


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first written above.

                       METHODE ELECTRONICS, INC.

                       By: /s/ Donald W. Duda
                           ------------------------------------
                       Name:    Donald W. Duda
                                -------------------------------
                       Title:   President
                                -------------------------------


                       STOCKHOLDERS

                       Marital Trust No. 1 and Marital Trust No. 2
                       Created under the William J. McGinley Trust

                       By: Bank One, as successor co-trustee of Marital Trust No 1 and Marital Trust No. 2 created under the William J. McGinley Trust

                                By: /s/ Mike Lathi
                                    ---------------------------------
                                Its: Vice President and Trust Officer
                                    ---------------------------------


                       By: /s/ Jane R. McGinley
                           ------------------------------------
                                Jane R. McGinley, as co-trustee of
                                Marital Trust No 1 and Marital Trust No. 2
                                Created under the William J. McGinley Trust



                        /s/ Jane R. McGinley
                       --------------------------------------------
                       Jane R. McGinley


                        /s/ Margaret J. McGinley
                       --------------------------------------------
                       Margaret J. McGinley


                        /s/ James W. McGinley
                       --------------------------------------------
                       James W. McGinley


                        /s/ Robert R. McGinley
                       --------------------------------------------
                       Robert R. McGinley

                                    EXHIBIT A


                                              Number of Class B Shares
Stockholder Name                              Held of Record and/or Beneficially
----------------                              ----------------------------------

Marital Trust No. 1 and Marital Trust
No. 2 Created under the
William J. McGinley Trust                                    880,901

Jane R. McGinley                                             890,902(1)

Margaret J. McGinley                                         898,182(1)

James W. McGinley                                            881,169(1)(2)

Robert J. McGinley                                           904,209(1)

(1) Includes 87,277 shares held by the William J. McGinley Marital Trust No. 1 and 793,624 shares held by the William J. McGinley Marital Trust No. 2.

(2) Includes 268 shares held by his wife.

                                    EXHIBIT B


         Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered if (i) the Minimum Condition shall not have been satisfied, or (ii) at any time prior to the time of payment for any shares, any of the following events or circumstances shall have occurred and be continuing:

         (a) The Company has not received the Supplemental Ruling or such ruling shall not be in full force and effect as of the completion of the Offer.

         (b) There shall not have been any change, circumstance or event outside the ordinary course of business caused, directly or indirectly, by, or resulting, directly or indirectly, from any action or inaction by any person other than the Company that individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, properties, liabilities, operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole.

         (c) There has been threatened, instituted or pending before any court, authority, agency or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which, directly or indirectly prohibits or makes illegal or otherwise directly or indirectly restrains or prohibits the Offer, the acceptance for payment of, or payment for, any of the shares by the Company; provided, however, that the Company shall use reasonable efforts to prevent the entry of any such judgment, injunction or other order and to appeal as promptly as possible any judgment, injunction or other order that may be entered.

         (d) There shall have occurred and continues to exist: (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; or (iii) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States.

         (e) The Company shall not have sufficient legally available funds from which the Class B Stock tendered in the Offer may lawfully be purchased.

         The conditions referred to above are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any condition, and may be waived by the Company, in whole or in part, at any time and from time to time in the Company's sole discretion. The Company's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.